Via Facsimile and U.S. Mail
Mail Stop 03-09

      March 15, 2005

Mr. Rob Hutchison
Chief Executive Officer
Applied DNA Sciences, Inc.
9229 W. Sunset Boulevard, Suite 830
Los Angeles, California 90069

Re:	Applied DNA Sciences, Inc.
	Registration Statement on Form SB-2
      Filed February 15, 2005
	File Number 333-122848

Dear Mr. Hutchison:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. The first and third sentences in the first paragraph under "Applied DNA Sciences, Inc. substantially repeat themselves, please revise.

3. Please provide a "Plain English" explanation or substitute for the terms "botanical DNA" and "substrates".
4. Where applicable, please amend your Form 10-KSB for the year ended
September 30, 2004 and your Form 10-Q for the quarter ended
December
31, 2004 to comply with our comments on your Form SB-2.
5. Where our comments address and call for revisions to the audited financial statements and related notes for the two years ended September 30, 2004, please apply those same comments, as applicable, to your unaudited financial statements for the periods ended December
31, 2004 and 2003, respectively, and revise them accordingly.

Risk Factors

General

6. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "materially adversely affect" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise to describe the adverse effect(s) in greater detail.

7. Please include a separate risk factor disclosing the risks presented by the fact that you presently have no or limited manufacturing, sales, marketing or distribution capabilities.

8. To the extent applicable, please include a risk factor, which discusses risks associated with reliance and use of third-party manufacturers and suppliers.

9. Please include a separate risk factor discussing your reliance on
your relationship with Biowell and its technology, proprietary,
and
licensing rights.
We Have a History of Loses Which may Continue, Which May
Negatively
...., page 7

10. Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the development of your products. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

If We Are Unable to Obtain Additional Funding Our Business
Operations
...., page 7

11. Please revise your disclosure to state that even if you receive additional financing, you may not be able to sustain and expand research and development activities or continue to conduct business operations.

Our Future Success May Depend on the Timely Introduction of New
Products ..., page 8

12. The disclosure in this risk factor is substantially similar and related to the preceding one, please revise to combine the two factors, eliminating any duplicative information.

If We Fail to Introduce New Products, or Our existing Products are not ..., page 8

13. If you have experienced any of the difficulties described in the bullet points, please revise to describe the difficulties you have experienced and the actual or expected consequences.

The Failure To Manage Our Growth In Operations And Acquisitions Of
New ..., page 9

14. Describe with more specificity the potential effects if you are unable to manage your growth.

If We Are Unable to Retain the Services of Messrs. Hutchison,
Brockelsby, Botash ..., page 9

15. Please disclose which if any of the named executives you have employment agreements with, if none, please so state.

16. Please disclose whether Messrs. Huthchison, Brockelsby, Botash or
Klemm has plans to leave the company or retire in the near term.

Failure to Attract and Retain Qualified Scientific or Production
Personnel ..., page 9

17. Please discuss any difficulty you have had attracting and retaining qualified scientific or production personnel since your inception.

The Biomedical Research Products Industry is Very Competitive, and
We
...., page 10

18. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

19. To the extent easily obtainable please disclose your competitors` respective shares of your target market.

Intellectual Property Litigation Could Harm Our Business, page 10

20. To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

21. Please also disclose that even an unsuccessful infringement action against you would be expensive to defend.

Potential Product Liability Claims Could Affect Our Earnings and
Financial Condition, page 11

22. Please disclose the amount of your product liability insurance coverage.

We Are Currently Subject to Governmental Regulation, page 11

23. Please make this risk factor more specific by identifying the laws that are of particular concern. For example, which laws are especially difficult for your business to comply with.
Additionally,
include the names of the agencies which have regulatory oversight over the company.

New Corporate Governance Requirements are Likely to Increase ..., page 11

24. As currently worded, this risk factor could apply to any issuer or any offering. Unless there is unique or company specific reason for including this type of disclosure, please remove it from this section. In the alternative, please specify the provisions of the Sarbanes-Oxley Act or of reporting obligations that are of particular concern. Please revise or advise.

There Are a Large Number of Shares Underlying Our Warrants That
May
...., page 11

25. Please revise the words "may cause" in the heading and subsequent paragraph to state "will cause immediate and substantial dilution."

If We Fail to Remain Current on Our Reporting Requirements, We
could
...., page 11

26. Please revise the disclosure to highlight that your common stock being designated a penny stock on the OTC Bulletin Board, may not only affect adversely your common stock`s liquidity, but also its price.
27. Please revise to disclose whether you have ever failed to remain current on your reporting obligations under the Exchange Act, provide the dates and forms for which you were not current.

Use of Proceeds, page 13

28. Please identify with more specificity the uses that you currently categorize as "general corporate purposes," and state how much of the proceeds you plan to put toward each such use.

29. Please add disclosure which states you will amend the registration statement by post-effective amendment if there are any material changes to application of your net proceeds.

Market for Common Equity and Related Stockholder Matters, page 13

30. Please explain why in February 2003 you changed from a December
31 to September 30 year end.

Equity Compensation Plan Information, page 14

31. Please discuss or explain why you believe there was no negative impact in the market from sales of your unrestricted securities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Plan of Operation

Intellectual Property Development, Product Operations &
Partnerships,
page 15

32. Please provide the term that is represented by the acronym
OEM.

33. Please provide the basis for your belief that you "use highly reputable outside labs."

Critical Accounting Policies, page 17
34. Please revise your disclosure herein, giving consideration to Commission Release No. 33-8350: "Interpretation- Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Specifically, please address the nature of the uncertainty surrounding your accounting policy for stock-based compensation and the impact of the assumptions and estimates that may materially impact your financial condition or operating performance. In particular, please address these factors as they relate to your issuance of warrants and stock to non-employees, which appear significant to your operations.

Liquidity and Capital Resources, page 19

35. Please indicate if you expect to raise additional funds in the next 12 months. If you are unable to determine whether you will or not, please disclose the reasons.

36. Please disclose whether you will have sufficient funding to conduct your operations on a short and long-term basis. We consider long-term to be in excess of 12 months.
37. Please include a discussion and analysis of your operating cash flows to address the underlying reasons for the comparative changes in your working capital components for the year ended September 30,
2004 as compared to the year ended September 30, 2003, to the extent material.
38. Please expand your disclosure herein to discuss your arrangement with Biowell Technology, specifically with respect to the amount and timing of minimum purchase orders and alternative minimum royalty payments to which you are obligated in future periods, inclusive of their impact on your results of operations and cash flows.

Product Research and Development, page 20

39. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for each of your major research and development projects:

* The costs incurred during each period presented and to date on the project;
* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.




Business
40. Please expand the discussion to include the information requested by Item 101( a ) of Regulation S-B to the extent applicable. For example, include a discussion of the development of your business for the past three years.
41. We note the January 2005 stock purchase agreement with Biowell and the absence of discussion of the ramifications of this agreement in the risk factor, business, management, related parties, and stock ownership sections of the prospectus. Please advise or revise.
We
may have additional comments.

42. Please include the company`s website address.  See Item
101(c)(3)
of Regulation S-B.

Overview, page 21
43. Please identify Biowell the first time you refer to this entity.
For example, what is it, when was it formed, where is it located, who
owns the company, etc.
44. We note you have an exclusive license for North America, Latin America and Europe. Please expand the discussion to describe the extent of sales of Biowell`s products in areas where you do not have an exclusive license, i.e. to what extent have Biowell`s markets been
developed.
45. We note the reference in Note I to the minimum purchase requirements under the licensing agreement and the absence of any reference to this in the risk factors or business sections.
Please
advise or revise.
46. We note the reference to a franchise and distribution
agreement
in Note I and the absence of any discussion of this agreement, its status, or the receipt of revenues pursuant to this agreement in the business section.  Please advise or revise.  We may have
additional
comments.
47. We note your reference to sectors of commerce benefiting from your products and the reference in the summary that you are a provider of certain products. We also note that you have not generated any revenues. Have you provided your products without charge? To what extent and for what purpose? Have the recipients of these products determined their efficacy? Please advise or revise. We may have additional comments.
48. Please expand the discussion in the business section to
address
the projects referred to in "Product research and development" on
page 20.   We may have additional comments.

49. Please explain why the company believes its executives have developed strong links with major international corporations, intellectual property and copyright holders, U.S. Government affiliations, and international anti-fraud organizations. License Agreement with Biowell Technology, page 21

50. The first and second paragraphs of this subsection repeat themselves. Please revise.
51. Please expand the discussion to indicate when you entered into the license agreement with Biowell and whether you have exercised the option to purchase Biowell`s shares.

Biowell DNA Techologies, page 22
52. Please describe with more specificity the material terms of your
agreement with Biowell. Please be comprehensive and consistent in your description for all material agreements to which you are a party. Your discussion should include:
?	All material rights and obligations of the parties to the
agreement;
		?	Duration of the agreement;
   ?????Payment terms;
   ?????Termination provisions, including consequences of early termination; and
      ?????Any other terms that may be considered material.

Intellectual Property, page 22

53. Please revise to indicate that you have pending patents and no current patents issued. We note your statement, "[w]e regard our patents ..." Please revise or advise.

Management, page 32

54. Please revise to include 5-year chronological employment histories for the named officers and directors under this section.

Executive Compensation, page 34

55. We note that Messrs. Hutchison, Lee, and Wehr receive stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Certain Relationships and Related Transactions, page 35

56. Please revise to disclose the material terms of the loan by Larry
Lee to the company. This should include the maturity of the loan and interest rate.

Security Ownership of Certain Beneficial Owners and Management,
page
36

57. Please identify the natural persons who have voting and dispositive power for the common stock held by RHL Management, Inc.
Plan of Distribution, page 40

58. Please refer to your statement that the selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by him and that the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, supplement, or an amendment to this prospectus amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. Please confirm your understanding that the Company may substitute new names for the name of the selling stockholders by means of a Rule 424(b) prospectus only if:

a. the change is not material;
b. the number of securities or dollar amount registered does not change; and
c. the new owners` securities can be traced to those covered by the original registration statement.

59. Please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

60. We note that some of the selling security holders may be broker-dealers. If any of the selling share holders are broker-dealers revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

61. If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

* The selling security holder purchased in the ordinary course of business; and

* At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Selling Stockholders, page 42

62. Please confirm that none of the selling shareholders have had any position, office, or other material relationship with the Company its predecessors or affiliates within the past three years.

63. Please identify the natural persons who have voting and dispositive power for the common stock held by named entities in the
Selling Stockholder`s table on pages 42- 46.
Notes to Consolidated Financial Statements (Audited)

Note A- Summary of Accounting Policies, pages F-14, F-16 and F-17
64. Please describe the nature and type of costs that you include in general and administrative expense and your accounting policies as they relate to those costs, referencing supporting literature as applicable. It does not appear that consulting expense or the cost of the license should be included within general and administrative expenses on the statements of operations. Additionally, please expand your discussion of "Costs and Expenses" in Management`s Discussion and Analysis to quantify and analyze the reasons for significant fluctuations in each type of expenditure from period to period.
65. It appears, based on "Product Research and Development" on page
20 and "Risk Factors-"Our research and development efforts for new products may be unsuccessful" on page 7, that you incur research and development expenses, which conflicts with your discussion in "Research and Development" on page F-17. Please revise your disclosures to clarify. In addition, if you incur research and development expenses, please revise your statements of operations to separately disclose those costs.

Note D- Capital Stock, page F-21
66. Please clarify for us, supplementally, why you believe the fair
value of the consulting services is more reliably measurable than the
fair value of the common stock.   In so doing, please present
additional information, for your material transactions, to demonstrate, as you state, that the fair value of services received did not differ materially from the stock issued, as we noted that the fair values varied within similar time periods.

Note E- Stock Options and Warrants, page F-28
67. Please revise your disclosure to clarify the assumptions used in valuing your compensatory warrants issued to non-employees, as well as the amount recognized in your statements of losses for the financial statement periods presented, as you appear to have represented two conflicting sets of assumptions/amounts.

Note F- Convertible Promissory Notes Payable, page F-62
68. Please provide us, supplementally, with a calculation of the beneficial conversion feature recorded in the interim period and for convertible securities issued up until the date of your response letter.

Note I- Commitments and Contingencies, page F-32
69. Please clarify for us, supplementally, your valuation of the common stock issued as the initial license fee upon entry into your agreement with Biowell Technology. Please tell us how you determined the fair value of the license received and why you do not believe it differs materially from the fair value of the stock issued.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Cash Flows, page F-48
70. Please tell us, supplementally, why you have classified the increase in other assets as an operating activity, given that the amount relates to your restricted cash balance, which cannot be utilized for general operating purposes. Please reference the authoritative literature under U.S. GAAP that supports your treatment.
71. Please clarify for us, supplementally, your accounting treatment with respect to the $642,605 in "stock cancelled- previously issued for services rendered," citing the authoritative literature under U.S. GAAP that supports your treatment.

Notes to Condensed Consolidated Financial Statements

Note I- Commitments and Contingencies, page F-66
72. Please clarify for us, supplementally and in the filing, the accounting treatment for the consulting agreement and amount payable to GP.
73. Please clarify for us, supplementally and in the filing, your accounting treatment with respect to the extinguishment of the note payable to your former officer, citing the authoritative literature under U.S. GAAP that supports your treatment. In doing so, please address the related adjustment amounts presented on your statement of stockholders` deficit on page F-47.

Note J- Subsequent Events, page F-67
74. Please clarify, both to us and in the filing, your accounting treatment for the stock purchase agreement with Biowell in January 2005 and your GAAP basis thereof. We note that Biowell shareholders will receive 50% of the total shares issued and outstanding shares on
the date of the acquisition. Please specifically tell us your consideration of the transaction being accounted for as reverse acquisition pursuant to paragraph 17 of SFAS No. 141. Tell us the composition of the board of directors and management after the transaction as well as any other factors that you considered.
75. Please disclose the amount of any imbedded beneficial
conversion
feature as a result of issuing the convertible notes in February
2005
and provide us a calculation.

Exhibit 23- Consent of Russell Bedford Stefanou Mirchandani LLP
76. Please provide us with an explanation from your independent accountants discussing why their consent is from New York, New York, while their audit opinion was from McLean, VA. In so doing, please have them explain the extent to which the audit engagement team participated in providing its consent.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Amy Bruckner (202) 824-5548 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Andrea Cataneo
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018

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Rob Hutchison
Applied DNA Sciences, Inc.
Page 1